Exhibit 12.1

SUMMIT PROPERTIES INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
THREE MONTHS ENDED MARCH 31, 2003
(Dollars in thousands)

Income before minority interest of unitholders in Operating Partnership	$8,970
Interest:
Expense incurred	10,351
Amortization of deferred financing costs	382
Rental fixed charges	69

Total	$19,772

Fixed charges:
Interest expense	$10,351
Interest capitalized	2,604
Dividends to preferred unitholders in operating partnership	3,105
Rental fixed charges	69
Amortization of deferred financing costs	382

Total	$16,511

Ratio of earnings to fixed charges	1.20